Exhibit 12.1
Brightpoint, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three months
	ended
	March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007		2006
	($ in millions)
Earnings
Income(loss) from continuing operations before income taxes	$10,566	$51,842	$35,391	$(302,035)	$46,322		$49,105
Net loss attributable to non-controlling interest	—	—	—	— (3)	—	(3)	—

Income (loss) from continuing operations before income taxes and loss attributable to non-controlling interest	10,566	51,842	35,391	(302,035)	46,322		49,105
Fixed charges	4,652	13,032	14,566	33,735	55,525		10,159

Earnings available for fixed charges	$15,218	64,874	49,957	(268,300)	101,847		59,264
Fixed charges
Interest and issuance expense on debt	$3,416	9,256	10,228	27,347	50,446		6,513
Portion of rentals representative of the interest factor	1,236	3,776	4,338	6,388	5,079		3,646

Total fixed charges	4,652	13,032	14,566	33,735	55,525		10,159
Preferred dividend requirements	—	—	—	—	—		—

Total fixed charges and preferred dividend requirements	$4,652	13,032	14,566	33,735	55,525		$10,159
Ratio of earnings to combined fixed charges and preferred dividends (2)	3.27	4.98	3.43	— (1)	1.83		5.83

(1)	The ratio indicates a less than one-to-one coverage for the year ended December 31, 2008. Earnings available for fixed charges and preferred dividend for the year ended December 31, 2008 was inadequate to cover total fixed charges and preferred dividend. The deficit amount for the ratio was $302.0 million.

(2)	We have authority to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share; however as of the dates for which information is presented in the above table no shares were outstanding and we did not have a preferred stock dividend obligation.

(3)	No adjustment has been made with respect to non-controlling interest, as the respective subsidiary had earnings and fixed charges in each applicable period.